Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Further Extension of IVS Bulk JV, Fleet Updates and New Funding Opportunities

Singapore, June 27, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced a number of transactions for the purpose of modernizing its fleet and increasing its financial flexibility and liquidity.

On June 3, 2019, the Company took delivery of the IVS Phoenix, a Japanese-built eco ultramax drybulk carrier newbuilding. As previously disclosed, the vessel has been chartered-in from its owner for a minimum period of three years with options to extend for up to two additional years, at Grindrod Shipping’s election.

On June 13, 2019, Grindrod Shipping and its joint venture partners agreed to the further extension of the termination date of the IVS Bulk joint venture from June 30, 2019 to September 30, 2019. The Company remains in discussions with its joint venture partners regarding strategic alternatives for IVS Bulk.

On June 20, 2019, the Company sold a portion of the loan it had provided to one of its joint ventures. The sale was at par and provided approximately $7.5 million of cash to the Company.

Grindrod Shipping also recently entered into a sale and leaseback transaction with a Japanese shipowner relating to the 2010-built handysize drybulk carrier, IVS Knot, for a cash amount of $13.0 million (before commissions but net of charter pre-payments). The Company will bareboat charter the vessel back for a period of up to 11 years and has the right, but not the obligation, to acquire the vessel from the end of the second year of the charter, with the new owner having the right, but not the obligation, to sell the vessel to the Company at the end of the 11 year charter period. The IVS Knot previously constituted part of the security package for our $100.0 million senior secured credit facility and was released from the security package in connection with the closing of the sale and leaseback transaction. At closing, the sale generated approximately $6.3 million of cash for the Company after settling the debt associated with the vessel. The transaction closed on June 26, 2019.

The previously announced sale of the IVS Kawana was concluded, with the vessel delivering to the new owner on April 30, 2019. We still expect the Umgeni to deliver to the new owner by June 30, 2019.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are delighted to have recently taken delivery of the IVS Phoenix and concluding the sale and leaseback of the IVS Knot, which represents a new source of funding for the Company. The sale and leaseback transaction adds a new dimension to our longstanding relationship and status within the Japanese market and we believe this affords the Company the potential to leverage this further. Through the IVS Knot and the sale of the joint venture loan Grindrod Shipping has strengthened its liquidity by approximately $13.8 million without divesting control of any core assets.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 13 supramax/ultramax drybulk carriers on the water with four ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and three small tankers (including the Umgeni). The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Furthermore, there can be no assurance that the term loan facility described above will be obtained on the terms described or ultimately entered into. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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